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                          July 6, 2022

       Shawn M. Leland
       Chief Executive Officer
       Elevation Oncology, Inc.
       888 Seventh Ave., 12th Floor
       New York, New York 10106

                                                        Re: Elevation Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265979

       Dear Dr. Leland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert Freedman, Esq.